1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 13, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2026/10/08:	CHT Intelligent Vision Solutions Co., Ltd., the Company's subsidiary, announced the acquisition of right-of-use asset from the Company
99.2 99.3 99.4	Announcement on 2026/10/08 Announcement on 2026/10/12 Announcement on 2026/10/12	The Company will participate in investor conference held by IBF Securities Chunghwa Telecom announced its operating results for September 2026 September 2026 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

CHT Intelligent Vision Solutions Co., Ltd., the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

Date of events:2026/10/08

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

(1) 2F, No. *, Ln. 74, Sec. 4, Xinyi Rd., Da’an Dist.,

Taipei City,and 1 parking space; 3F & 4F, Bldg. G,

No. 9*, Dianyan Rd., Yangmei Dist., Taoyuan City.

(2) 8F, No. 2*, Sec. 1, Hangzhou S. Rd., Zhongzheng Dist.,

Taipei City; and 1 parking space.

(3) 10F, No. 35*, Sec. 1, Wenxin Rd., Nantun Dist., Taichung City; and 1 parking space.

(4) 9F, No. 23*, Linsen 1st Rd., Xinxing Dist., Kaohsiung City; and 1 parking space.

2.
Date of occurrence of the event: 2026/10/08
3.
Date of the board of directors resolution: 2026/10/08
4.
Other approval date: NA
5.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1 :Transaction volume: 66 pings、108 pings and 21.78 pings

Unit price: average NT$ 680.97 per ping per month

Total transaction amount: NT$ 4,799,520

Right-of-use asset: NT$ 4,349,065

Asset 2 :Transaction volume: 41.4 pings

Unit price: average NT$ 2,098.09 per ping per month

Total transaction amount: NT$ 5,211,648

Right-of-use asset: NT$ 4,570,689

Asset 3 :Transaction volume: 7.2 pings

Unit price: average NT$ 1,298.33per ping per month

Total transaction amount: NT$ 560,880

Right-of-use asset: NT$ 492,172

Asset 4 :Transaction volume: 26.16 pings，Lease half of the total premises area in the first year.

Unit price: average NT$ 1,032.61per ping per month

Total transaction amount: NT$ 1,620,780

Right-of-use asset: NT$ 1,412,798

The sum of transaction amount above: NT$ 12,192,828

The sum of right-of-use assets above: NT$ 10,824,724

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty:

for the Company’s overall business planning and requirements The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer : N/A

8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Asset 1: Delivery or payment terms: monthly payment.

Lease period: 2026/11/01~2029/10/31

Contractual restrictions and other important appointments: None

Asset 2: Delivery or payment terms: monthly payment.

Lease period: 2026/11/01~2031/10/31

Contractual restrictions and other important appointments: None

Asset 3: Delivery or payment terms: monthly payment.

Lease period: 2026/11/01~2031/10/31

Contractual restrictions and other important appointments: None

Asset 4: Delivery or payment terms: monthly payment.

Lease period: 2026/11/01~2031/10/31

Contractual restrictions and other important appointments: None

11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision-making unit: Board of Directors

12.
Name of the professional appraisal firm or company and its appraisal price: N/A
13.
Name of the professional appraiser: N/A
14.
Practice certificate number of the professional appraiser: N/A
15.
The appraisal report has a limited price, specific price, or special price: N/A
16.
An appraisal report has not yet been obtained: N/A
17.
Reason for an appraisal report not being obtained: N/A
18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
19.
Name of the CPA firm: N/A
20.
Name of the CPA: N/A
21.
Practice certificate number of the CPA: N/A
22.
Broker and broker's fee: N/A
23.
Concrete purpose or use of the acquisition or disposal: Office premises
24.
Any dissenting opinions of directors to the present transaction: No

25.
Whether the counterparty of the current transaction is a related party: Yes
26.
Date of ratification by supervisors or approval by the audit committee: 2026/10/08
27.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
30.
Date on which material information regarding the same event has been previously released: NA
31.
Any other matters that need to be specified: None

EXHIBIT 99.2

The Company will participate in investor conference held by IBF Securities

Date of events:2026/10/13

Contents:

1.Date of institutional investor conference: 2026/10/13

2.Time of institutional investor conference: 12:30 pm (Taipei time)

3.Location of institutional investor conference:

IBF Securities (15F, No. 188, Sec. 5, Nanjing E. Rd., Taipei)

4.Outline of institutional investor conference: Please refer to

http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.Any other matters that need to be specified: None

EXHIBIT 99.3

Chunghwa Telecom announced its operating results for September 2026

Date of events: 2026/10/12

Contents:

1.
Date of occurrence of the event: 2026/10/12
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or “subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for September 2026:

The Company's revenue for September 2026 was approximately NT$24.40 billion, income from operation was approximately NT$5.32 billion, net income attributable to stockholders of the parent was approximately NT$4.44 billion, EBITDA was approximately NT$8.74 billion and earnings per share was NT$0.57.

The Company's revenue for the nine months ended September 30, 2026 was approximately NT$188.95 billion, income from operation was approximately NT$41.74 billion, net income attributable to stockholders of the parent was approximately NT$32.97 billion, EBITDA was approximately NT$72.48 billion and earnings per share was NT$4.25.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.4

Chunghwa Telecom

October 12, 2026

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2026.

1) Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
Sep	Net sales	24,398,810	20,188,526	(+) 4,210,284	(+)20.85%
Jan-Sep	Net sales	188,945,075	170,463,142	(+) 18,481,933	(+) 10.84%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	850,000	3,107 ,565

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	40,598
	Fair Value	-933
	The amount of unrealized gain(loss) recognized this year	-4,137

Settled Position	Total amount of contract	330,238
	The amount of realized gain(loss) recognized this year	-508

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	80,531
	Fair Value	-1,202
	The amount of unrealized gain(loss) recognized this year	-4,351

Settled Position	Total amount of contract	634,519
	The amount of realized gain(loss) recognized this year	1,969

b Trading purpose: None